UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13 G

                Under the Securities Exchange Act of 1934

                           Alnilam Corporation
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                               020436 10 1
                             (CUSIP Number)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
          [ ] Rule 13d-1(b)
          [ ] Rule 13d-1(c)
          [X] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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
CUSIP No.: 020436 10 1

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Eric Chess Bronk

2.   Check the Appropriate Box if a Member of a Group (See Instructions):
     Not Applicable
     (a) ___
     (b) ___

3.   SEC Use Only

4.   Citizenship or Place of Organization         US

Number of Shares Beneficially Owned by Each Reporting Person With
     5.   Sole Voting Power             99,500
     6.   Shared Voting Power           119,500
     7.   Sole Dispositive Power        99,500
     8.   Shared Dispositive Power      119,500

     Reporting person shares voting and dispositive power with a corporation of which he is the president and a trust of which he is the trustee.

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     219,000 shares

10. Check if the Aggregate Amount in Row 9. Excludes Certain Shares (See Instructions)

     Not Applicable

11.  Percent of Class Represented by Amount in Row 9.       21.9%

12.  Type of Reporting Person (See Instructions)            IN

Item 1.
     (a)  Name of Issuer: Alnilam Corporation

     (b)  Address of Issuer's Principal Executive Offices:
          22601 Pacific Coast Highway, Suite 270, Malibu, CA 90265

Item 2.
     (a)  Name of Person Filing: Eric Chess Bronk

     (b)  Address of Principal Business Office or, if none, Residence:
          1516 Brookhollow Drive, Suite D, Santa Ana, CA 92705

     (c)  Citizenship:  US

     (d)  Title of Class of Securities:  Common Stock

     (e)  CUSIP Number: 020436 10 1

Item 3.   Not Applicable

Item 4.   Ownership
     (a)  Amount beneficially owned:                                      219,000 shares
     (b)  Percent of class:                                               21.9%
     (c)  Number of shares as to which the person has:
          (i)    Sole power to vote or to direct the vote                 99,500 shares
          (ii)   Shared power to vote or to direct the vote               119,500 shares
          (iii)  Sole power to dispose or to direct the disposition of    99,500 shares
          (iv)   Shared power to dispose or to direct the disposition of  119,500 shares

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

     Mr. Bronk shares beneficial ownership of shares owned by a corporation for which he is the president. The corporation owns more than 5% individually.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          Not Applicable

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 14, 2002                /s/ Eric Chess Bronk
                                       Signature

                                       Eric Chess Bronk
                                       Name




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